June 18, 2025

Via Edgar Transmission

Ms. Catherine De Lorenzo / Pam Howell

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	KWF Group Holding Limited Draft Registration Statement on Form F-1 Submitted May 14, 2025 CIK No. 0002068224

Dear Ms. Lorenzo / Ms. Howell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 10, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 Cover Page

1.	We note your disclosure on the cover page and elsewhere that the Class A shares are entitled to 1 vote per share and the Class B shares will be entitled to 20 votes per share and that in no event will the Class B shares be convertible into Class A shares. However, you disclose on page 42 that the conversion of Class B shares may have an impact on holders of Class A shares including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any holder of the Class B Ordinary Shares retains their shares. Please reconcile these conflicting disclosures, or advise. Please also disclose any transfer restrictions or sunset provisions that limit the lifespan of the Class B shares; whether the death of a Class B shareholder or intra-family transfers of these shares would require conversion of the Class B shares; and how the company would determine whether more than 50% of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 42 to remove disclosure that the conversion of Class B shares may have an impact on holders of Class A shares. We have revised the Cover page to disclose that our shareholders may freely transfer shares (including Class B Ordinary Shares), there is no sunset provisions and the death of a Class B shareholder or intra-family transfers of Class B Ordinary Shares would not require conversion of the Class B Ordinary Shares. We have also revised page 13 to disclose that we will examine the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers and any beneficial ownership reports or other information available to us in the U.S. and Cayman Islands for purposes of determining whether we satisfy the foreign private issuer definition.

Summary of Risk Factors, page 7

2.	For each summary risk factor relating to your China specific risks, please provide cross-references to the more detailed discussion of these risks in the prospectus.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 7 to provide cross-references to the more detailed discussion of our China specific risks in the prospectus.

Risks Factors

Risks Related to Our Business and Industry

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us, page 31

3.	We note your disclosure that you do not guarantee the accuracy and completeness of information contained in this registration statement that has been derived from GIH's commissioned industry report or any third-party publications. As it is not appropriate for you to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 31 to remove the disclosure that we do not guarantee the accuracy and completeness of the third-party publications and add in disclosure that we are responsible for all disclosures in the registration statement.

Risks Related to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses., page 46

4.	We note the statement that "we would lose our foreign private issuer status if ... more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S." Please reconcile with the definition of foreign private issuer in Rule 405 of Regulation C, which includes the requirement that more than 50 percent of the outstanding voting securities of the issuer are directly or indirectly owned of record by residents of the United States.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 46 to reconcile with the definition of foreign private issuer in Rule 405 of Regulation C, that more than 50% of our outstanding voting securities are directly or indirectly owned of record by residents of the U.S.

Use of Proceeds, page 51

5.	We note your disclosure that if an unforeseen event occurs or business conditions change, you may use the proceeds of this offering differently than as described in this prospectus. Please revise to explain what types of business conditions or events could cause you to change your use of proceeds.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 51 to remove the disclosure of unforeseen event.

Business, page 70

6.	Please describe your public and private sector projects in greater detail. For example, disclose the type of projects and the expected completion date for your material projects and any material risks associated with these projects.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 70 and 71 to disclose that public sector projects generally refer to projects which the ultimate project owner is the Government of Hong Kong or statutory body, while private sector projects generally refer to projects which the ultimate project owner is a private entity such as a private property developer. We have also revised page 72 to disclose our material projects.

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Enforceability of Civil Liabilities, page 112

7.	Please revise this section to discuss more specifically the limitations on investors being able to effect service of process in Hong Kong, and cost and time constraints associated with effecting service of process or enforcement of judgments in Hong Kong. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 112 to disclose that all of our directors and officers are in Hong Kong and none of them are nationals of China, it may be difficult for investors to effect service of process in Hong Kong and it will be more difficult to enforce liabilities and enforce judgements on those individuals.

Notes to Consolidated Financial Statements

Note 11. Shareholders' Equity, page F-26

8.	We note your disclosure on page F-28 that the US$513,084 dividend declared by Kam Wing Fung on February 28, 2025 was used to offset amounts due from the director and principal shareholder, Mr. Chak Lam Wong. Please revise to more clearly disclose here and in Note 10 the nature of all transactional events involving amounts due from Mr. Wong.

Response: We note the Staff’s comment, and respectfully advise that we have revised page F-25 to disclose the transactional events involving amounts due from Mr. Wong, being repayment or advance from Mr. Wong for operating expenses. The advance from Mr. Wong was unsecured, interest-free and repayable on demand. As of the date of this letter, the entire amount due to Mr. Wong has been settled. We have also revised page F-28 to disclose in details the cash dividend paid.

Note 13. Segment Reporting, page F-29

9.	Please revise your disclosure to fully conform to the requirements of ASC ###-##-#### thru 50-26, as applicable.

Response: We note the Staff’s comment, and respectfully advise that the Company operates in a single segment and the respective disclosure has fully conformed to the requirements of ASC 280-10-50-22 thru 50-26.

Exhibits

10.	We note your disclosure on page 29 that one customer accounted for 65.7% of revenues for the year ended February 28, 2025. Please file any material contract with such customer or provide your analysis as to why you are not substantially dependent upon the agreement, as required by Item 601(b)(10) of Regulation S-K.

Response: We note the Staff’s comment, and respectfully advise that we did not enter into any long-term contracts with any our customers, although one customer accounted for 65.7% of revenues for the year ended February 28, 2025. Our customers generally engage us on a project-by-project basis and we enter into separate contract for each project. Although the continuous relationships with our customers are important to our operation, our business is not substantially dependent on any contract of our largest customer nor any particular customer. We believe we are not required to file the agreement under Item 601(b)(10) of Regulation S-K.

11.	We note that you engaged GIH to prepare a commissioned industry report analyzing the Hong Kong construction industry and the information in the Industry Overview was derived from that report. Please file a consent from GIH. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: We note the Staff’s comment, and respectfully advise that we have left a place holder for the consent of GOVEN Intelligence Holdings Limited as Exhibit 23.4 and will file the consent at public filing.

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General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We note the Staff’s comment, and respectfully advise that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

13.	Please revise to reconcile the disclosures regarding whether you intend to rely upon the Nasdaq corporate governance rules applicable to foreign private issuers. In this regard we note the disclosure on the cover page that if you are no longer a foreign private issuer, you plan on relying on the controlled company exemptions. which implies you intend to rely on the foreign private issuer exemptions. However, the disclosure on pages 40 and 86 state that you do not plan on relying on home country practice with respect to the corporate governance rules.

Response: We note the Staff’s comment, and respectfully advise that we have revised the cover page and page 14 to disclose that we do not intend to rely on the controlled company exemptions.

We respectfully advise the Staff that we have amended the disclosure on page 91 to reflect the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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